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                                                                    Exhibit 18.1

April 14, 2000

To the Board of Directors and Shareholders of Eagle Food Centers, Inc.:

Dear Directors and Shareholders:

We have audited the accompanying consolidated balance sheets of Eagle Food Centers, Inc. and subsidiaries (the "Company") as of January 29, 2000 and January 30, 1999, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended January 29, 2000, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated April 14, 2000, which expresses an unqualified opinion and includes an explanatory paragraph concerning the Company's ability to continue as a going concern as a result of the Chapter 11 Bankruptcy proceedings. Our opinion also includes an explanatory paragraph for the change in the method the Company uses to assess the carrying value of goodwill from an undiscounted cash flows approach to a market value approach. Note C to such consolidated financial statements contains a description of your adoption during the year ended January 29, 2000 of the change in the method the Company uses to assess the carrying value of enterprise level goodwill under Accounting Principles Board Opinion No. 17, Intangible Assets, from an undiscounted cash flows approach to a market value approach. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

DELOITTE & TOUCHE LLP
Davenport, Iowa